Filed by ReNew Energy Global Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RMG Acquisition Corporation II

Commission File No. 001-39776

UN GLOBAL COMPACT RECOGNISES SUMANT SINHA OF RENEW POWER AS ONE OF TEN SDG PIONEERS

SDG Pioneers are business leaders who have demonstrated progress and commitment towards advancing the Sustainable Development Goals

Gurgaon, India, 17 June 2021 - The United Nations Global Compact today recognised Sumant Sinha, Chairman & MD of ReNew Power as one of ten 2021 SDG Pioneers.

SDG Pioneers are business leaders selected by the UN Global Compact for doing an exceptional job to advance the Sustainable Development Goals (SDGs) through the implementation of the UN Global Compact Ten Principles on human rights, environment, labor, and anti-corruption. This year’s global search focused on professionals working at any level in a company participating in the UN Global Compact and the winners selected come from every continent. Sumant Sinha of ReNew Power was recognised as an SDG Pioneer of the year.

This honor comes in recognition of Sumant ’s work to advance access to clean and affordable energy (SDG 7). As the leader of India’s leading renewable energy company, ReNew Power, Sumant has set an example by building the core business of ReNew Power around the targets of SDG 7. Over the last 10 years, under the helm of Sumant, ReNew Power has demonstrated excellence in integrating SDGs into the company’s core business. This has enabled the company to identify opportunities for creating shared value for all stakeholders. Under his able leadership, ReNew Power has aligned its operations to the objectives of Agenda 2030 and has forged partnerships for achieving various SDGs, beyond just SDG 7. These partnerships include NGOs, research institutes, philanthropic foundations, private sector organizations and government agencies, thus working towards the targets of SDG 17 (Partnerships for the goals). ReNew Power has been a strong advocate of promoting an inclusive work force within the company and India Inc. and is also working towards women empowerment in rural India through the ReNew Women India initiative, in line with SDG 5. ReNew Power has been a participant in the UN Global Compact since 2016.

ReNew Power will continue to focus on its sustainability efforts in line with global commitments. As signatories of “Race to Zero” and “Terra Carta”, ReNew is committed to reducing emissions and creating a sustainable future by adopting Science Based targets.

“Business has a critical role to play in achieving the Sustainable Development Goals at a time when progress has been set back by the Covid-19 pandemic. These ten exceptional professionals show exactly what can be done by business to make a difference that not only serves shareholders but also society at large. I hope our ten 2021 SDG Pioneers will also inspire others to join them in uniting business for a better world,” said Sanda Ojiambo, CEO & Executive Director of the UN Global Compact.

The SDG Pioneer entries were judged by an expert panel composed of previous SDG Pioneers and representatives from the UN Global Compact Expert Network, academia, and UN agencies. The selection criteria included the individuals’ commitment to embedding the Ten Principles of the UN Global Compact into their companies’ core strategies, their efforts to advance the SDGs, as well as their engagement with the UN Global Compact and its Local Networks. The 2021 SDG Pioneers were announced during the UN Global Compact Leaders Summit 2021 on 16 June.

Sumant founded ReNew Power in January 2011, with a vision to transform the way energy is produced and consumed in India. Since then, under his leadership, the company has grown exponentially and is today one of India’s premier renewable energy companies with an aggregate portfolio of around 10 GW spread over more than 100 sites. It now generates one per cent of India’s total electricity annually, and in doing so helps mitigate half a per cent of India’s carbon emissions in a year. Sumant is a passionate advocate for solutions related to climate change and sustainable development. His recent book – Fossil Free: Reimagining Clean Energy in a Carbon-Constrained World talks about the past, present and future of the world’s energy systems in the context of the world’s changing climate and spells out a playbook to create a carbon light future for India. Former Vice President Al Gore describes the book as “a compelling roadmap to a better, cleaner future for India—and other developing regions of the world”.

Commenting on the recognition, Sumant Sinha, Chairman and MD of ReNew Power said, “I would like to thank UNGC for this incredible honour. The role of the private sector in helping achieve the targets of the 17 UN Sustainable Development Goals is becoming increasingly critical. Let us hope businesses can gear themselves towards sustainability and climate change mitigation, and most importantly collaborate towards a sustainable, inclusive, and climate-resilient future. A green recovery is of paramount importance in the post-pandemic planet, and we must ensure that this recovery is accelerated through partnerships!”

For more information about the UN Global Compact, please visit www.unglobalcompact.org

About ReNew Power: ReNew Power is India’s leading renewable energy independent power producer by capacity and is the 13th largest global renewable IPP by operational capacity. ReNew develops, builds, owns, and operates utility-scale wind energy projects, utility-scale solar energy projects, utility-scale firm power projects and distributed solar energy projects. As of March 31, 2021, ReNew Power had a total capacity of close to 10 GW of wind and solar energy projects across India, including commissioned and committed projects. ReNew has a strong track record of organic and inorganic growth. ReNew’s current group of stockholders contain several marquee investors including Goldman Sachs, CPP Investments, Abu Dhabi Investment Authority, GEF SACEF and JERA.

As previously announced, ReNew has entered into definitive agreement for a business combination with RMG Acquisition Corporation II (NASDAQ: RMGB), a publicly traded special purpose acquisition company (SPAC), that would result in ReNew becoming a publicly listed company. Completion of the proposed transaction is subject to customary closing conditions and is expected to occur in the second quarter of 2021.

For more information, please visit: www.renewpower.in; Follow ReNew Power on Twitter @ReNew_Power

No Offer or Solicitation: This press release is for informational purposes only and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Press Enquiries

Arijit Banerjee

arijit.banerjee@renewpower.in

+91 9811609245

Madhur Kalra

Madhur.kalra@renewpower.in

+91 9999016790

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Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew Power Private Limited (“ReNew”), ReNew Energy Global Limited (“ReNew Global”) and RMG Acquisition Corporation II (“RMG II”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II and ReNew, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ReNew Global’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, RMG II’s amendment no. 2 to its Annual Report on Form 10-K/A and other documents filed by ReNew Global or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ReNew Global and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ReNew nor RMG II gives any assurance that either ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ReNew Global filed a registration statement on Form F-4 that includes a proxy statement of RMG II, a consent solicitation statement of ReNew Global and a prospectus of ReNew Global. The proxy statement/consent solicitation statement/prospectus will be sent to all RMG II and ReNew Global shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RMG II and ReNew Global are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, ReNew Global and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s amendment no. 2 to its Annual Report on Form 10-K/A for the year ended December 31, 2020, which was filed with the SEC on May 11, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.